Exhibit 12

Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)

	Year Ended May 31,
	2006	2005	2004	2003	2002

Income (loss) from continuing operations before income tax (expense) benefit, minority interest in (income) loss of subsidiaries and income from equity investments	$43,398	$22,177	$(6,889)	$(4,561)	$(80,236)
Plus adjustment so as to only include distributed income of less than 50% owned equity investments	1,406	737	14	67	43
Add: Fixed Charges	181,261	163,708	210,431	153,457	$160,425
Less: Capitalized interest	—	—	—	(216)	(2,193)
Less: Preferred stock dividends	—	—	—	—	—

Earnings, as defined	$226,065	$186,622	$203,556	$148,747	$78,039

Fixed charges:
Interest expense, including amortization of debt issuance costs	169,114	145,041	162,922	145,512	150,765
Loss on extinguishment of debt	750	9,052	39,176	—	—
Interest portion of rent expense	11,397	9,615	8,333	7,729	7,467
Capitalized interest	—	—	—	216	2,193
Preferred stock dividends	—	—	—	—	—

Fixed charges, as defined	$181,261	$163,708	$210,431	$153,457	$160,425

Ratio of earnings to fixed charges	1.25	1.14	— (1)	— (1)	—(1)

Amount by which earnings exceed (are less than) fixed charges	$44,804	$22,914	$(6,875)	$(4,710)	$(82,386)

(1)	The ratio of earnings to fixed charges was less than one-to-one and, therefore, earnings were inadequate to cover fixed charges.